As filed with the Securities and Exchange Commission on August 3, 2007
Registration No. 333-144746

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Double-Take Software, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	20-0230046
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

257 Turnpike Road, Suite 210
Southborough, Massachusetts 01772
877-335-5674
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Dean Goodermote
President and Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, Massachusetts 01772
877-335-5674
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Michael J. Silver Thene M. Martin Hogan & Hartson L.L.P. 111 South Calvert Street, Suite 1600 Baltimore, Maryland 21202 (410) 659-2700	Selim Day Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 (212) 999-5800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated August 3, 2007

2,790,000 Shares

Common Stock

We are selling 100,000 shares of common stock and the selling stockholders are selling 2,690,000 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is traded on The NASDAQ Global Market under the symbol “DBTK.” The last reported sale price on August 2, 2007 was $16.03 per share.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Double-Take Software, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 15,750 shares from us and up to an additional 402,750 shares from one of the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Thomas Weisel Partners LLC	Cowen and Company

CIBC World Markets	Needham & Company, LLC

Canaccord Adams	JMP Securities

               , 2007

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Market data and industry statistics used in this prospectus are based on independent industry publications and other publicly available information.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock and you should read this entire prospectus, including the documents incorporated in this prospectus by reference, carefully before investing, especially the information discussed under “Risk Factors” beginning on page 7. As used in this prospectus, the terms “we,” “our,” “us,” or “Double-Take Software” refer to Double-Take Software, Inc. and its subsidiaries, taken as a whole, as well as any predecessor entities, unless the context otherwise indicates.

Double-Take Software, Inc.

Double-Take Software develops, sells and supports affordable software that reduces downtime and protects data for business-critical systems. We believe that we are the leading supplier of replication software for Microsoft server environments and that our business is distinguished by our focus on software license sales, our productive distribution network and our efficient services infrastructure. Organizations of all sizes increasingly rely on application systems and stored electronic data to conduct business. Threats of business disruptions from events such as 9/11 and Hurricane Katrina and new regulations that have increased data protection requirements for businesses in many industries are causing more organizations to re-examine their data and server recovery strategies. Our software responds to these needs by continuously replicating changes made to application data on a primary operating server to a duplicate server located on- or off-site. Because the duplicate server can commence operating in place of the primary server at almost any time, our software facilitates rapid failover and application recovery in the event of a disaster or other service interruption.

Our success has been driven in large part by our software technology, which was first released in 1995 and has been enhanced by years of customer feedback. Residing on the server operating system, our software continuously monitors and captures file system activity. Intercepting file system changes enables our software to replicate only those changes that are being written to files. Our hardware- and application-independent software efficiently protects data created by any application on almost any type or brand of disk storage on any brand of server running Windows file systems or VMware ESX Server.

We sell our software through multiple channels, including a global distribution network that is supported by an experienced direct sales force. Our distribution partners include leading server manufacturers, such as Dell Computer Corporation and Hewlett-Packard Company, leading distributors, such as Bell Microproducts Inc. and Tech Data Corporation, and over 250 value-added resellers that we believe are generally well-connected with small- and medium-sized enterprises. Our direct sales force augments the revenue generated by our distribution partners and actively supports them in their third-party sales efforts.

Our broad distribution network, coupled with affordable price points, feature-rich proven software, modest implementation costs and dependable support, makes our software accessible and scalable from small enterprises of 20 people to Fortune 500 companies. As of March 31, 2007, our customer base of more than 10,000 organizations included over half of the Fortune 500 companies as well as a large number of law firms, financial institutions, hospitals, school districts and governmental entities. We believe that we have a highly satisfied customer base. Many of our customers provide references that help us to generate new sales opportunities and to shorten sales cycles. Our sales personnel often enlist the assistance of satisfied customers to recommend our software to potential customers in similar industries or that have similar applications or server configurations. The breadth and diversity of our customers frequently allows us to refer to a similar configuration when making a new sale. The satisfaction of our customer base also contributes to reduced support costs.

Our Markets and Opportunities

We believe that the software replication market is large and growing, and that our software is particularly attractive to businesses in the small and medium-sized enterprise information technology market, which has been growing at a faster rate than the large enterprise information technology market. We expect that growth in our market will continue to be driven by a number of factors, including the following:

•	the rapid growth in digital data, driven by increased usage of automated systems;

•	an increased focus on protecting a growing number of business-critical applications, such as email applications, particularly in service-oriented industries;

•	a heightened awareness of the potential for natural and man-made disasters;

•	the increasingly high cost of downtime, which is partly attributable to an increase in the sharing of applications with customers, partners and remote users; and

•	government and industry regulations, such as the Health Insurance Portability and Accountability Act of 1996 and the Sarbanes-Oxley Act of 2002, which require data protection and recovery.

Our Software

By combining efficient, continuous, remote and local data replication with the ability to monitor and quickly switch critical applications to alternate servers, we believe that we have designed our software to provide an affordable, easy to implement and scalable approach to reduce downtime and enhance data recovery for business-critical applications.

Our software provides organizations with recovery solutions that we believe meet their needs by providing the following:

•	Fast and Reliable Data Recovery. Our software provides fast recovery for the server and application itself, creating a server ready to take over, substantially on command, and provide rapid access or failover to the replicated data to meet the new availability requirements of business-critical applications, such as Microsoft Exchange Server or Microsoft SQL Server.

•	Simple and Affordable Software. Our software can be easily installed on new or existing file or application servers, can work with most existing storage and network infrastructure and is hardware and application independent. This makes it possible to install and begin protecting an existing server easily and quickly and makes the solution more cost effective than some other approaches. Once installed, our application recovery tools automate failover and user redirection. With a median selling price of approximately $4,000, our software is affordable for a wide variety of organizations.

•	Flexible and Scalable Software. Our software works with a variety of applications within the Windows server environment and almost any type of storage architecture from almost any mix of vendors. It efficiently captures changes, optimizes data transmission, and controls which files and which changes need to be replicated, rather than blindly copying disk block changes regardless of whether they contain required information. Our software is easily deployed and can be centrally managed across any number of machines, including “virtual machines” partitioned with software such as VMware.

•	Continuous Backup of Data. Our software minimizes or eliminates data loss by continuously and efficiently replicating data changes to one or more protected, local or remote locations. Even open applications and files can be mirrored and changes replicated, which enables our software to protect 24x7 applications, such as email and databases.

•	Efficient, Optimized Protection. Our software captures the exact changes an application is generating before those changes are abstracted into generic “disk blocks.” For example, it can distinguish between a new email being sent to an Exchange mailbox that needs to be immediately replicated from a temporary file that does not need to be protected. Efficiently transmitting the minimum amount of data to maintain protection is a significant architectural advantage.

•	Significant Expertise and Experience. Our software incorporates our years of experience protecting critical Windows servers and applications like Microsoft Exchange Server, Microsoft SQL Server, Microsoft SharePoint Portal Server and Oracle Database. Although our focus has been on the Windows server environment because of its large position in the business critical market place, we anticipate that we can apply our technology in other server environments to the extent market dynamics shift.

Our suite of software is offered in a variety of versions that are aligned to operating system capabilities. Additional versions include those that have been specifically crafted to run within virtual systems, to perform replication only, and versions designed to run within Microsoft Cluster Services called GeoCluster. Some versions are also available from OEM partners under different brand names.

Our Strategy

Our goal is to provide affordable software that will reduce our customers’ downtime for business-critical systems to as close to zero as possible and offer effective protection and recovery for less critical systems. In striving for this goal, we seek to be the leading provider of software for application availability and data protection. We are pursuing the following key initiatives:

•	Expand our customer base within our current markets;

•	Cross-sell existing and new software to our customer base;

•	Enter new markets;

•	Expand globally; and

•	Continue to innovate.

Recent Developments

On July 24, 2007, we announced financial results for our second quarter ended June 30, 2007. Total revenue for the quarter, which consists of software revenue, maintenance and professional services revenue, increased 36.2% to $20.0 million from $14.7 million in the second quarter of 2006. Revenue for the second quarter of 2007 includes revenue from Double-Take EMEA for the entire quarter. (Double-Take EMEA, which was Double-Take Software’s near exclusive distributor in Europe, was acquired by the Company on May 23, 2006). Software revenue increased 24.4% to $12.0 million in the second quarter of 2007 from $9.6 million in the second quarter of 2006. Maintenance and professional services revenue increased 58.7% to $8.0 million in the second quarter of 2007 from $5.1 million in the second quarter of 2006. Operating expenses for the second quarter of 2007 increased 35.6% to $13.9 million from $10.3 million in the second quarter of 2006. Included in the operating expenses are: (i) stock option expense of $0.5 million in the second quarter of 2007 related to SFAS 123R as compared to $0.3 million in the same quarter in 2006 related to SFAS 123R and the vesting of stock options for the former Chief Executive Officer; and (ii) amortization of intangible assets of $0.2 million for the second quarter of 2007 as compared to $0.1 million in the second quarter of 2006 related to the acquisition of Double Take EMEA. Income from operations was $4.0 million in the second quarter of 2007 compared to $2.1 million in the second quarter of 2006.

We recently completed an analysis of the valuation allowance recorded against our deferred tax assets and concluded that we should reduce the valuation allowance related to the deferred tax assets by $4.7 million. This amount represents the benefit that we have determined, in the second quarter, that we are more likely than not to realize in future periods from utilization of net operating loss carryforwards. Additionally, we recorded a current tax expense of $1.9 million in the second quarter. The result was a net tax benefit during the quarter of $2.8 million.

Net income attributable to common stockholders, which includes the aforementioned deferred tax benefit, was $7.5 million, or $0.33 per diluted share, in the second quarter of 2007 compared to net income attributable to common stockholders of $0.1 million, or $0.02 per diluted share, in the second quarter of 2006.

Cash, cash equivalents, and short term investments at June 30, 2007 totaled $60.9 million.

About Us

We were organized as a New Jersey corporation in 1991, and we reincorporated in Delaware in 2003. In July 2006, we changed our name to Double-Take Software, Inc. from NSI Software, Inc. Our principal executive offices are located at 257 Turnpike Road, Suite 210, Southborough, Massachusetts 01772, and our main telephone number at that address is (877) 335-5674. We maintain our general corporate website at www.doubletake.com. The contents of our website, however, are not a part of this prospectus.

We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including Double-Take®, GeoCluster®, Balancetm, Double-Take for Virtual Systemstm and Double-Take for Virtual Serverstm in the United States and, where appropriate, in foreign countries. This prospectus also includes product names and other trade names and service marks owned by us and other companies. The trade names and service marks of other companies are the property of those other companies.

THE OFFERING

Common stock offered by us	100,000 shares

Common stock offered by the selling stockholders	2,690,000 shares

Common stock to be outstanding after this offering	21,242,121 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $1.0 million (or $1.3 million if the underwriters exercise their overallotment option in full). We intend to use the net proceeds of this offering for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, except for the exercise price of the stock options being exercised by a selling stockholder.

Risk factors	See “Risk Factors” and other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

NASDAQ Global Market symbol	“DBTK”

The share information above is based on 21,137,121 shares of common stock outstanding as of June 30, 2007, excludes 3,006,457 shares of common stock issuable upon the exercise of outstanding stock options outstanding as of June 30, 2007 at a weighted average exercise price of $5.28, and includes 5,000 shares of our common stock that are being sold in this offering and that are to be issued upon the exercise of employee stock options in connection with the consummation of this offering to a selling stockholder who is an executive officer.

Except as otherwise noted, all information in this prospectus assumes the underwriters do not exercise their overallotment option.

Summary Financial Data

The following table shows our summary statement of operations data for each of the years ended December 31, 2006, 2005 and 2004 and the three months ended March 31, 2007 and 2006, and summary balance sheet data at March 31, 2007. The summary statement of operations and balance sheet data at and for the years ended December 31, 2006, 2005 and 2004 are derived from our audited financial statements prepared in accordance with generally accepted accounting principles, which are incorporated by reference into this prospectus. The summary statement of operations data for the three months ended March 31, 2007 and 2006 and the summary balance sheet data at March 31, 2007 are derived from our unaudited financial statements that are also incorporated by reference into this prospectus, and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2006, and our quarterly Report on Form 10-Q for the quarter ended March 31, 2007, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes appearing in each of those reports.

				Three Months ended
	Year ended December 31,			March 31,
	2006	2005	2004	2007	2006
				(unaudited)
	(in thousands)

Statement of Operations Data:
Revenue:
Software licenses	$38,418	$26,222	$19,943	$10,390	$6,372
Maintenance and professional services	22,422	14,488	9,895	7,535	4,307

Total revenue	60,840	40,710	29,838	17,925	10,679

Cost of revenue:
Software licenses	1,355	38	559	27	4
Maintenance and professional services	6,193	4,357	3,694	1,857	1,261

Total cost of revenue	7,548	4,395	4,253	1,884	1,265
Gross profit	53,292	36,315	25,585	16,041	9,414

Operating expenses:
Sales and marketing	22,211	17,191	16,188	6,903	4,330
Research and development	10,679	9,748	8,717	2,875	2,464
General and administrative	11,824	6,730	5,666	3,217	2,027
Depreciation and amortization	1,613	805	527	549	251
Legal fees and settlement costs	—	5,671	1,755	—	—

Total operating expenses	46,327	40,145	32,853	13,544	9,072

Income (loss) from operations	6,965	(3,830)	(7,268)	2,497	342
Interest income	319	83	7	643	51
Interest expense	(91)	(36)	(765)	(19)	(17)
Foreign exchange gains (losses)	56	—	—	(1)	—

Income (loss) before income taxes	7,249	(3,783)	(8,026)	3,120	376
Income tax expense	494	—	—	182	3

Net income (loss)	6,755	(3,783)	(8,026)	2,938	373

				Three Months ended
	Year ended December 31,			March 31,
	2006	2005	2004	2007	2006
				(unaudited)
	(in thousands)

Less:
Accretion of redeemable preferred stock	$(4,496)	$(5,332)	$(5,314)	—	$(1,334)
Dividends on preferred stock	(2,830)	(2,686)	(2,029)	—	(698)

Net income (loss) attributable to common stockholders	$(571)	$(11,801)	$(15,369)	$2,938	$(1,659)

Net loss attributable to common stockholders per share:
Basic	$(0.13)	$(3.11)	$(4.06)	$0.14	$(0.44)

Diluted	$(0.13)	$(3.11)	$(4.06)	$0.13	$(0.44)

Weighted average shares used in computing per share amounts:
Basic	4,306	3,789	3,786	20,888	3,791

Diluted	4,306	3,789	3,786	22,946	3,791

	As of March 31, 2007
	Actual	As Adjusted(1)
	(unaudited, in thousands)

Balance Sheet Data:
Cash and cash equivalents	$56,651	$57,671
Working capital	46,593	47,613
Total assets	76,968	77,988
Deferred revenue	17,273	17,273
Long-term deferred revenue	4,264	4,264
Long-term deferred rent	372	372
Long-term capital lease obligations	12	12
Total stockholders’ equity	48,669	49,689

(1)	As adjusted to reflect the sale of 100,000 shares of common stock by us in the offering at an assumed public offering price of $16.03 per share (the last reported sale price of our common stock on The NASDAQ Global Market on August 2, 2007), after deducting estimated underwriting discounts and commissions and other offering expenses, and to reflect the 5,000 shares of our common stock that are being sold in the offering and that are to be issued upon the exercise of employee stock options in connection with the consummation of the offering to a selling stockholder who is an executive officer.

RISK FACTORS

An investment in our stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth or incorporated by reference in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock. Please see “Special Note Regarding Forward-Looking Statements” and “Incorporation by Reference.”

Risks Related to Our Business

Intense competition in our industry may hinder our ability to generate revenue and may adversely affect our margins.

The market for our software is intensely competitive. Our primary competitors include EMC Corporation (Legato), Neverfail Group, Ltd., Symantec Corporation (Veritas) and CA, Inc. (XOsoft Inc.). Some of these companies and many of our other current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as larger installed customer bases and greater name recognition. Our competitors may be able to devote greater resources to the development, marketing, distribution, sale and support of their products than we can and some may have the ability to bundle their data replication offerings with their other products. The extensive relationships that these competitors have with existing customers may make it increasingly difficult for us to increase our market share. The resources of these competitors also may enable them to respond more rapidly to new or emerging technologies and changes in customer requirements and to reduce prices to win new customers.

As this market continues to develop, a number of other companies with greater resources than ours, including Microsoft, could attempt to enter the market or increase their presence by acquiring or forming strategic alliances with our competitors or business partners or by introducing their own competing products.

Our success will depend on our ability to adapt to these competitive forces, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop a global sales and support network, and to educate potential customers about the benefits of using our software rather than our competitors’ products. Existing or new competitors could introduce products with superior features, scalability and functionality at lower prices. This could dramatically affect our ability to sell our software. In addition, some of our customers and potential customers may buy other software, other competing products and related services from our competitors, and to the extent that they prefer to consolidate their software purchasing from fewer vendors, they may choose not to continue to purchase our software and support services.

We expect additional competition from other established and emerging companies. Increased competition could result in reduced revenue, price reductions, reduced gross margins and loss of market share, any of which would harm our results of operations.

Because a large majority of our sales are made to or through distributors, value-added resellers and original equipment manufacturers, none of which have any obligation to sell our software applications, the failure of this distribution network to sell our software effectively could materially adversely affect our revenue and results of operations.

We rely on distributors, value-added resellers and original equipment manufacturers, or OEMs, together with our inside and field-based direct sales force, to sell our products. These distributors, resellers and OEMs sell our software applications and, in some cases, incorporate our software into systems that they sell. We expect that these arrangements will continue to generate a large majority of our total revenue. Sales to or through our distributors, resellers and OEMs accounted for approximately 93% of our total revenue for the year ended December 31, 2005 and 94% for the year ended December 31, 2006. Sales to or through our top five distributors, resellers and OEMs accounted for approximately 63% of our total revenue for 2005 and 47% of our total revenue for 2006.

We have limited control over the amount of software that these businesses purchase from us or sell on our behalf, we do not have long term contracts with any of them, and they have limited obligations to recommend, offer or sell our software applications. Thus there is no guarantee that this source of revenue will continue at the same level as it has in the past. Any material decrease in the volume of sales generated by our larger distributors, resellers and OEMs could materially adversely affect our revenue and results of operations in future periods.

We depend on growth in the storage replication market, and lack of growth or contraction in this market could materially adversely affect our sales and financial condition.

Demand for data replication software is driven by several factors, including an increased focus on protecting business-critical applications, government and industry regulations requiring data protection and recovery, a heightened awareness of the potential for natural and man-made disasters and the growth in stored data from the increased use of automated systems. Segments of the computer and software industry have in the past experienced significant economic downturns and decreases in demand as a result of changing market factors. A change in the market factors that are driving demand for data replication software could adversely affect our sales, profitability and financial condition.

Our current products are designed exclusively for the Microsoft server environment, which exposes us to risks if Microsoft products are not compatible with our software or if Microsoft chooses to compete more substantially with us in the future.

We currently depend exclusively on customers that deploy Microsoft products within their organizations. Microsoft could make changes to its software that render our software incompatible or less effective. Furthermore, Microsoft may choose to focus increased resources on applications that compete with our applications, including competing applications that Microsoft bundles with its operating platform. These actions could materially adversely affect our ability to generate revenue and maintain acceptable profit margins.

We have not generated net profits for any year since our inception and we may be unable to achieve or sustain profitability in the future.

We generated net losses of $15.3 million for 2004, $11.8 million for 2005 and $0.6 million for 2006. We may be unable to achieve or sustain profitability in future periods. We intend to continue to expend significant funds in developing our software offerings and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure, and regulatory compliance obligations in connection with being a public reporting company. We expect that associated expenses will precede any revenue generated by the increased spending. If we experience a downturn in our business, we may incur or continue to incur losses and negative cash flows from operations, which could materially adversely affect our results of operations and capitalization.

Because we generate substantially all of our revenue from sales of our Double-Take software and related services, a decline in demand for our Double-Take software could materially adversely affect our revenue, profitability and financial condition.

We derive nearly all of our software revenue from our Double-Take software, which generated approximately 97% of our total revenue for the years ended December 31, 2005 and December 31, 2006. In addition, we derive substantially all of our maintenance and professional services revenue from associated maintenance and customer support of these applications. As a result, we are particularly vulnerable to fluctuations in demand for these software applications, whether as a result of competition, product obsolescence, technological change, budgetary constraints of our customers or other factors. If demand for any of these software applications declines significantly, our revenue, profitability and financial condition would be adversely affected.

We may not be able to respond to technological changes with new software applications, which could materially adversely affect our sales and profitability.

The markets for our software applications are characterized by rapid technological changes, changing customer needs, frequent introduction of new software applications and evolving industry standards. The introduction of software applications that embody new technologies or the emergence of new industry standards could make our software applications obsolete or otherwise unmarketable. As a result, we may not be able to accurately predict the lifecycle of our software applications, which may become obsolete before we receive any revenue or the amount of revenue that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the storage replication market could be materially adversely affected.

To be successful, we need to anticipate, develop and introduce new software applications on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers and their budgets. We may fail to develop or sell software applications that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction or sale of these applications or fail to develop applications that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such applications and services on a timely basis, or at all, could materially adversely affect our sales and profitability.

Our failure to offer high quality customer support services could harm our reputation and could materially adversely affect our sales of software applications and results of operations.

Our customers depend on us, and, to some extent, our distribution partners, to resolve implementation, technical or other issues relating to our software. A high level of service is critical for the successful marketing and sale of our software. If we or our distribution partners do not succeed in helping our customers quickly resolve post-deployment issues, our reputation could be harmed and our ability to make new sales or increase sales to existing customers could be damaged.

Defects or errors in our software could adversely affect our reputation, result in significant costs to us and impair our ability to sell our software.

If our software is determined to contain defects or errors our reputation could be materially adversely affected, which could result in significant costs to us and impair our ability to sell our software in the future. The costs we would incur to correct product defects or errors may be substantial and would adversely affect our operating results. After the release of our software, defects or errors have been identified from time to time by our internal team and by our clients. Such defects or errors may occur in the future.

Any defects that cause interruptions to the data recovery functions of our applications, or that cause other applications on the operating system to malfunction or fail, could result in:

•	lost or delayed market acceptance and sales of our software;

•	loss of clients;

•	product liability suits against us;

•	diversion of development resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

We may fail to realize the anticipated benefits of our acquisition of Sunbelt System Software S.A.S.

Our future success will depend in significant part on our ability to realize the operating efficiencies, new revenue opportunities and cost savings we expect to result from the integration of Sunbelt System Software S.A.S., which is now known as Double-Take Software S.A.S., or Double-Take EMEA. Our operating results and financial condition may be adversely affected if we are unable to integrate successfully the operations of Double-Take EMEA, or incur unforeseen costs and expenses or experience unexpected operating difficulties that offset anticipated cost savings. In particular, the integration may involve, among other items, integration of sales, marketing, billing, accounting, management, personnel, payroll, network infrastructure and other systems and operating hardware and software, some of which may be incompatible with our existing systems and therefore may need to be replaced. The integration may place significant strain on our management, financial and other resources.

We may not receive significant revenue from our research and development efforts for several years, if at all.

We have made a significant investment in developing and improving our software. Our research and development expenditures were $8.7 million, or approximately 29% of our total revenue, for 2004, $9.7 million, or approximately 24% of our total revenue, for 2005 and $10.7 million, or approximately 18% of our total revenue, for 2006. We believe that we must continue to dedicate a significant amount of our resources to our research and development efforts to maintain our competitive position, and we plan to do so. However, we may not receive significant revenue from these investments for several years following each investment, if ever.

The loss of key personnel or the failure to attract and retain highly qualified personnel could adversely affect our business.

Our future performance depends on the continued service of our key technical, sales, services and management personnel. We rely on our executive officers and senior management to execute our existing business plans and to identify and pursue new opportunities. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be time consuming, cause additional disruptions to our business and be unsuccessful. We do not carry key person life insurance covering any of our employees.

Our future success also depends on our continued ability to attract and retain highly qualified technical, services and management personnel. Competition for such personnel is intense, and we may fail to retain our key technical, services and management employees or attract or retain other highly qualified technical, services and management personnel in the future. Conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our personnel costs would be excessive and our business and profitability could be adversely affected.

We will not be able to maintain our sales growth if we do not retain or attract and train qualified sales personnel.

A portion of our revenue is generated by our direct sales force, and our future success will depend in part upon its continued productivity and expansion. To the extent we experience attrition in our direct sales force, we will need to hire replacements. We face intense competition for sales personnel in the software industry, and we may not be successful in retaining, hiring or training our sales personnel in accordance with our plans. If we fail to retain the experienced members of our sales force, or maintain and expand our sales force as needed, our future sales and profitability could be adversely affected.

Changes in the regulatory environment and general economic condition and other factors in countries in which we have international sales and operations could adversely affect our operations.

We derived approximately 24% of our revenue from sales outside the United States in 2005 and approximately 29% of our revenue from sales outside the United States in 2006. We anticipate that our acquisition of Double-Take EMEA in May 2006 will significantly increase the percentage of our revenue generated from sales outside the United States in future periods. Our international operations are subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many countries, including:

•	difficulties in staffing and managing our international operations;

•	costs and delays in downsizing non-United States workforces, if necessary, as a result of applicable non-United States employment and other laws;

•	the adoption or imposition by foreign countries of additional withholding taxes, other taxes on our income, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls;

•	general economic conditions in the countries in which we operate could adversely affect our earnings from operations in those countries;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements may occur, including those pertaining to export duties and quota, trade and employment restrictions;

•	longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivables;

•	competition from local suppliers; and

•	political unrest, war or acts of terrorism.

Each of the foregoing risks could reduce our revenue or increase our expenses.

We are exposed to domestic and foreign currency fluctuations that could harm our reported revenue and results of operations.

Historically, our international sales were generally denominated in the United States dollar. As a result of our acquisition of Double-Take EMEA, we now have international sales that are denominated in foreign currencies, and this revenue could be materially affected by currency exchange rate fluctuations. Our primary exposures are to fluctuations in exchange rates for the United States dollar versus the Euro and, to a lesser extent, the British Pound. Changes in currency exchange rates could adversely affect our reported revenue and could require us to reduce our prices to remain competitive in foreign markets, which could also materially adversely affect our results of operations. We have not historically hedged exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated gains or losses.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others could materially adversely affect our sales and results of operations.

Proprietary technology in our software is important to our success. To protect our proprietary rights, we rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures and contractual provisions. While we own two issued patents, we have not emphasized patents as a source of significant competitive advantage and have also sought to protect our proprietary technology under laws affording protection for trade secrets, copyright and trademark protection of our software, products and developments where available and appropriate. In addition, our issued patents may not provide us with any competitive advantages or may be challenged by third parties, and the patents of others may seriously impede our ability to conduct our business. Further, any patents issued to us may not be timely or broad enough to protect our proprietary rights.

We also have five registered trademarks in the U.S., including the Double-Take mark. Although we attempt to monitor use of and take steps to prevent third parties from using our trademarks without permission, policing the unauthorized use of our trademarks is difficult. If we fail to take steps to enforce our trademark rights, our competitive position and brand recognition may be diminished.

We protect our software, trade secrets and proprietary information, in part, by requiring all of our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our consultants to protect our confidential and proprietary information. There can be no assurance that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or otherwise be protected. Furthermore, there also can be no assurance that others will not independently develop technologies that are similar or superior to our technology or reverse engineer our products.

Protection of trade secret and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal and scientific questions. The laws of countries in which we operate may afford little or no protection to our trade secrets and other intellectual property rights. Policing unauthorized use of our trade secret technologies and proving misappropriation of our technologies is particularly difficult, and we expect software piracy to continue to be a persistent problem. Piracy of our products represents a loss of revenue to us. Furthermore, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may adversely affect our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third-parties independently develop or gain access to our or similar technologies, our competitive position and revenue could suffer.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could materially adversely affect our results of operations and financial condition.

Because of the nature of our business, we may become subject to material claims of infringement by competitors and other third-parties with respect to current or future software applications, trademarks or other proprietary rights. Our competitors, some of which may have substantially greater resources than us and have made significant investments in competing technologies or products, may have, or seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our current and future products, and we may not be successful in defending allegations of infringement of these patents. Further, we may not be aware of all of the patents and other intellectual property rights owned by third-parties that may be potentially adverse to our interests. We may need to resort to litigation to enforce our proprietary rights or to determine the scope and validity of a third party’s patents or other proprietary rights, including whether any of our products or processes infringe the patents or other proprietary rights of third-parties. The outcome of any such proceedings is uncertain and, if unfavorable, could significantly harm our business. If we do not prevail in this type of litigation, we may be required to:

•	pay damages, including actual monetary damages, royalties, lost profits or other damages and third-party’s attorneys’ fees, which may be substantial;

•	expend significant time and resources to modify or redesign the affected products or procedures so that they do not infringe a third-party’s patents or other intellectual property rights; further, there can be no assurance that we will be successful in modifying or redesigning the affected products or procedures;

•	obtain a license in order to continue manufacturing or marketing the affected products or processes, and pay license fees and royalties; if we are able to obtain such a license, it may be non-exclusive, giving our competitors access to the same intellectual property, or the patent owner may require that we grant a cross-license to part of our proprietary technologies; or

•	stop the development, manufacture, use, marketing or sale of the affected products through a court-ordered sanction called an injunction, if a license is not available on acceptable terms, or not available at all, or our attempts to redesign the affected products are unsuccessful.

Any of these events could adversely affect our business strategy and the value of our business. In addition, the defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings in the United States and elsewhere, even if resolved in our favor, could be expensive, time consuming, generate negative publicity and could divert financial and managerial resources.

In December 2005, we agreed to terms for settlement of a legal proceeding with a provider of information storage systems that involved claims regarding some of the intellectual property components of our software. Pursuant to a settlement agreement, we paid $3.8 million in January 2006 and agreed to pay, or make purchase of their products for our use or for resale in amounts equal to, $500,000 in each of January 2007, 2008, 2009 and 2010. For January 2007, we purchased products to fulfill this agreement in December of 2006.

We expect that software developers will increasingly be subject to infringement claims as the number of software applications and competitors in our industry segment grows and the functionality of software applications in different industry segments overlaps. Thus, we could be subject to additional patent infringement claims in the future. There can be no assurance that the claims that may arise in the future can be amicably disposed of, and it is possible that litigation could ensue.

Intellectual property litigation can be complex, costly and protracted. As a result, any intellectual property litigation to which we are subject could disrupt our business operations, require us to incur substantial costs and subject us to significant liabilities, each of which could severely harm our business.

Plaintiffs in intellectual property cases often seek injunctive relief. Any intellectual property litigation commenced against us could force us to take actions that could be harmful to our business, including the following:

•	stop selling our products or using the technology that contains the allegedly infringing intellectual property;

•	attempt to obtain a license to use the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign the products that allegedly infringed upon the intellectual property.

If we are forced to take any of the foregoing actions, our business, financial position and operating results could be harmed. We may not be able to develop, license or acquire non-infringing technology under reasonable terms, if at all. These developments would result in an inability to compete for customers and would adversely affect our ability to increase our revenue. The measure of damages in intellectual property litigation can be complex, and is often subjective or uncertain. If we were to be found liable for the infringement of a third party’s proprietary rights, the amount of damages we might have to pay could be substantial and would be difficult to predict.

We may engage in future acquisitions or investments that present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We do not have significant experience acquiring companies. Since our inception, our only acquisition has been the acquisition of Double-Take EMEA. We may acquire or make investments in additional companies. Acquisitions and investments involve a number of difficulties that present risks to our business, including the following:

•	we may be unable to achieve the anticipated benefits from the acquisition or investment;

•	we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	we may have difficulty incorporating the acquired technologies or products with our existing software and technology;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

These factors could materially adversely affect our business, results of operations and financial condition or cash flow, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as expense.

The consideration paid for an investment or acquisition may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of our initial public offering and this offering. To the extent we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for the acquisitions, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, write-offs and restructuring charges. They may also result in goodwill and other intangible assets that are subject to an impairment test, which could result in future impairment charges.

We cannot predict our future capital needs and we may be unable to obtain additional financing to fund acquisitions, which could materially adversely affect our business, results of operations and financial condition.

We may need to raise additional funds in the future in order to acquire complementary businesses, technologies, products or services. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions in order to take advantage of business opportunities or respond to competitive pressures, which could materially adversely affect our software and services offerings, revenue, results of operations and financial condition. We have no current plans, nor are we currently considering any proposals or arrangements, written or otherwise, to acquire a material business, technology, product or service.

We are incurring significant costs as a result of operating as a public company that we have not previously incurred, and our management and key employees are required to devote substantial time to compliance initiatives.

We have operated as a public company only since December 14, 2006. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and NASDAQ, impose various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel are devoting substantial amounts of time to these new compliance initiatives. Moreover, these rules and regulations have significantly increased our legal and financial compliance costs and have made some activities more time-consuming and costly. In addition, we have and will continue to incur additional costs associated with our public company reporting requirements. We will incur significant costs to remediate any material weaknesses we identify through these efforts. These rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance. We currently are evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of our common stock.

Risks Related to Our Common Stock

We may experience a decline in revenue or volatility in our operating results, which may adversely affect the market price of our common stock.

We cannot predict our future revenue with certainty because of many factors outside of our control. A significant revenue or profit decline, lowered forecasts or volatility in our operating results could cause the market price of our common stock to decline substantially. Factors that could affect our revenue and operating results include the following:

•	the possibility that our customers may cancel, defer or limit purchases as a result of reduced information technology budgets;

•	the possibility that our customers may defer purchases of our software applications in anticipation of new software applications or updates from us or our competitors;

•	the ability of our distributors, value-added resellers and OEMs to meet their sales objectives;

•	market acceptance of our new applications and enhancements;

•	our ability to control expenses;

•	changes in our pricing and distribution terms or those of our competitors;

•	the demands on our management, sales force and services infrastructure as a result of the introduction of new software applications or updates; and

•	the possibility that our business will be adversely affected as a result of the threat of terrorism or military actions taken by the United States or its allies.

Our expense levels are relatively fixed and are based, in part, on our expectations of our future revenue. If revenue levels fall below our expectations, our net income would decrease because only a small portion of our expenses varies with our revenue. Therefore, any significant decline in revenue for any period could have an immediate adverse impact on our results of operations for the period. We believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, our results of operations could be below expectations of public market analysts and investors in future periods, which would likely cause the market price of our common stock to decline.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline. As of June 30, 2007, almost all of the approximately 21 million shares of our common stock outstanding are freely tradeable, although an aggregate of 3,839,702 shares will be subject to the 90-day lock-up restrictions described below under “Underwriting,” and shares held by affiliates of ours are subject to volume and manner of sale restrictions under SEC Rule 144. ABS Capital Partners and affiliates have registration rights with respect to the shares they hold. These registration rights include demand registration rights, in which these stockholders are entitled to require us to register the sale of their shares under the Securities Act on up to three occasions on SEC Form S-1 and on an unlimited number of occasions on SEC Form S-3, and piggyback registration rights, in which the stockholders with the registration rights are entitled to require us to include their shares in a registration of our securities for sale by us or by other security holders.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Some of our stockholders may exert significant influence over us.

Two general partners of ABS Capital Partners currently serve on our board of directors. Affiliates of ABS Capital Partners currently own in the aggregate shares representing approximately 29.5% of our outstanding common stock, but expect to reduce their ownership as a result of this offering to approximately 14.2% of our outstanding shares . Even after this offering, these stockholders will be able to continue to exert significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of these stockholders may not coincide with the interests of the other holders of our common stock with respect to our operations or strategy.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you could only receive a return on your investment in our common stock if the market price of our common stock increases before you sell your shares. In addition, the terms of our loan and security agreement restrict our ability to pay dividends.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions in our charter and bylaws and in the Delaware General Corporation Law may make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. Our board of directors has the authority to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Further, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because funds affiliated with ABS Capital Partners acquired their shares prior to our initial public offering, Section 203 is currently inapplicable to any business combination or transaction with it or its affiliates.

A research report published by a previously named underwriter that will not participate as an underwriter in this offering might have been issued in violation of the Securities Act.

On July 25, 2007, prior to effectiveness of the registration statement of which this prospectus is a part, a firm previously named as an underwriter of the common stock offered hereby published a research report about us. We were not involved in the preparation or distribution of the research report, we did not consent to its publication and we had no knowledge of it prior to its publication. After we learned of the publication we informed the firm that it will not participate as an underwriter in this offering.

The research report may have been issued in violation of the Securities Act and its restrictions on written offers prior to the effectiveness of a registration statement. We, the selling stockholders and the underwriters participating in this offering disclaim all responsibility for the contents of the research report. You should not place any reliance on the contents of the research report in evaluating whether or not to invest in the common stock offered hereby. All potential investors should base their investment decisions solely on information contained or incorporated in this prospectus and any “free writing prospectus” authorized by us.

We do not believe that the publication of the research report constitutes a violation by us of the Securities Act. However, if a court were to conclude that publication of the research report constituted a violation by us of the Securities Act, the recipients of the research report, if any, who purchase shares of our common stock in this offering might have the right, under certain circumstances and for a limited period of time, to obtain recovery of the consideration they paid for the shares. We cannot currently quantify any potential liability related to such right because it would depend upon the number of shares purchased by the recipients of the research report and the public offering price of our common stock. We do not believe that we will be subject to any material liability as a result of the publication of the research report. If any claim of liability on our part is asserted, we intend to contest the matter vigorously.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus that are not historical facts may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made.

We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements contained or incorporated by reference in this prospectus include statements about:

•	competition and competitive factors in the markets in which we operate;

•	demand for replication software;

•	the advantages of our technology as compared to others;

•	changes in customer preferences and our ability to adapt our product and services offerings;

•	our ability to obtain and maintain distribution partners and the terms of these arrangements;

•	our ability to develop and maintain positive relationships with our customers;

•	our ability to maintain and establish intellectual property rights;

•	our ability to retain and hire necessary employees and appropriately staff our development, marketing, sales and distribution efforts;

•	our cash needs and expectations regarding cash flow from operations;

•	our ability to manage and grow our business and execution of our business strategy; and

•	our financial performance.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us at the time they were made. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition and results of operations may vary materially from those expressed in our forward-looking statements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in Item 1A. Risk Factors and Item 1. Business in our Annual Report on Form 10-K for the year ended December 31, 2006, which we incorporate by reference in this prospectus and elsewhere in this prospectus and the documents that we incorporate by reference. You should read these factors and the other cautionary statements made, or incorporated by reference, in this prospectus as being applicable to all related forward-looking statements wherever they appear, or are incorporated by reference, in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

The net proceeds to us from this offering will be approximately $1.0 million (or $1.3 million if the underwriters exercise their overallotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and at an assumed offering price of $16.03 per share (the last reported sale price of our common stock on The NASDAQ Global Market on August 2, 2007). We will not receive any proceeds from the sale of shares by selling stockholders, except for the exercise price of the stock options being exercised by a selling stockholder. We intend to use the net proceeds from this offering for working capital and general corporate purposes.

CAPITALIZATION

The following table shows our cash and capitalization as of March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 100,000 shares of common stock in the offering by us at an assumed public offering price of $16.03 per share (the last reported sale price of our common stock on The NASDAQ Global Market on August 2, 2007), after deducting underwriting discounts and commissions and other offering expenses, and to reflect the 5,000 shares of our common stock that are being sold in the offering and that are to be issued upon the exercise of employee stock options in connection with the consummation of the offering to a selling stockholder who is an executive officer.

You should read this table together with the information under “Use of Proceeds” as well as our financial statements and related notes and the other financial information incorporated by reference in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(unaudited, in thousands)

Cash and cash equivalents	$56,651	$57,671

Total long-term-debt, including current portion	—	—

Stockholders’ equity:
Preferred stock, par value $.01 per share, 20,000,000 shares authorized, no shares outstanding, actual and as adjusted	—	—
Common stock, par value $.001 per share, 130,000,000 shares authorized, 20,988,938 shares outstanding, actual, 21,093,938 shares outstanding as adjusted	21	21
Additional paid-in capital	139,031	140,051
Accumulated deficit	(90,379)	(90,379)
Cumulative foreign translation adjustment	(4)	(4)

Total stockholders’ equity	48,669	49,689

Total capitalization	$48,669	$49,689

MARKET PRICE OF COMMON STOCK

Our common stock has been traded on The NASDAQ Global Market under the symbol “DBTK” since December 15, 2006. The following table sets forth the intra-day high and low per share sale price of our common stock as reported by The NASDAQ Global Market.

	Low	High

Year Ended December 31, 2006
Fourth Quarter (beginning December 15, 2006)	$11.80	$13.60
Year Ended December 31, 2007
First Quarter	$10.25	$16.48
Second Quarter	$13.29	$17.99
Third Quarter (through August 2, 2007)	$14.50	$19.10

On August 2, 2007, the last reported sale price of our common stock on The NASDAQ Global Market was $16.03. As of July 15, 2007, there were approximately 212 holders of record of our common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

The table presented below shows information regarding the beneficial ownership of our common stock as of July 15, 2007, before and after giving effect to the offering, by:

•	each person or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

For purposes of calculating beneficial ownership, we have assumed that:

•	we will issue 5,000 shares of common stock in connection with the consummation of this offering to an executive officer upon the exercise of employee stock options;

•	we will issue 100,000 shares of common stock in the offering, assuming the underwriters do not exercise their overallotment option, or 115,750 shares of our common stock, assuming the underwriters exercise their overallotment option in full; and

•	the selling stockholders will sell 2,690,000 shares of our common stock, assuming the underwriters do not exercise their overallotment option, or 3,092,750 shares of our common stock, assuming the underwriters exercise their overallotment option in full.

The information in the following table is based on the assumptions set forth above and 21,260,044 shares of common stock actually outstanding as of July 15, 2007, and has been presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Except as we otherwise indicate in the footnotes to the table and under applicable community property laws, we believe that the selling stockholders listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown.

					Shares Beneficially			Shares Beneficially
				Number of	Owned After			Owned After
			Number of	Shares Being	Offering Assuming			Offering Assuming
	Shares Beneficially		Shares Being	Offered	No Exercise of			Full Exercise of
	Owned Before		Offered Assuming	Assuming Full	Overallotment			Overallotment
	Offering		No Exercise of	Exercise of	Option			Option
	Number of		Overallotment	Overallotment	Number of			Number of
Name of Beneficial Owner	Shares	%(1)	Option	Option	Shares	%(1)		Shares	%(1)

5% Stockholders
Entities affiliated with ABS Capital Partners(2)	6,272,269	29.5%	2,685,000	3,087,750	3,587,269	16.8%		3,184,519	14.9%
Directors and Named Executive Officers
Paul Birch(3)	35,430	*	—	—	35,430		*	35,430		*
Dean Goodermote(4)	661,358	3.0%	—	—	661,358	3.1%		661,358	3.1%
Ashoke (Bobby) Goswami (2)	6,272,269	29.5%	2,685,000	3,087,750	3,587,269	16.8%		3,184,519	14.9%
John B. Landry(5)	35,430	*	—	—	35,430		*	35,430		*
Laura L. Witt(2)	6,272,269	29.5%	2,685,000	3,087,750	3,587,269	16.8%		3,184,519	14.9%
John W. Young(6)	25,510	*	—	—	25,510		*	25,510		*
Michael Lesh(7)	121,264	*	5,000	5,000	116,264		*	116,264		*
David J. Demlow(8)	137,577	*	—	—	137,577		*	137,577		*
S. Craig Huke(9)	198,999	*	—	—	198,999		*	198,999		*
Daniel M. Jones(10)	110,931	*	—	—	110,931		*	110,931		*
All executive officers and directors as a group (12 persons)(11)	7,775,994	34.5%	2,690,000	3,092,750	5,085,994	23.8%		4,683,244	21.9%

*	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership, as to any person, as of a particular date, is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	Based solely on a Schedule 13G filed February 14, 2007 jointly filed on behalf of ABS Capital Partners IV, L.P. (“ABS IV”), ABS Capital Partners IV-A, L.P. (“ABS IV-A”), ABS Capital Partners IV-Offshore, L.P. (“ABS IV-O”) and ABS Capital Partners IV-Special Offshore, L.P. (“ABS IV-SO”) (collectively referred to as the “Funds”); ABS Partners IV L.L.C., as the general partner of the Funds (the “General Partner”); and Donald B. Hebb, Jr., Phillip A. Clough, Timothy T. Weglicki, John D. Stobo, Jr., Frederic G. Emry, Ashoke Goswami, Ralph S. Terkowitz and Laura L. Witt, as the managers of the General Partner (the “Managers”, and, collectively with the Funds and the General Partners, the “Reporting Persons”). The Funds have shared voting and dispositive power over the shares of common stock in the amounts indicated: ABS IV 5,550,318, ABS IV-A 185,830, ABS IV-O 318,775, and ABS IV-SO 217,346. The General Partner has voting and dispositive power over these shares, which is shared by the Managers. Each of the Managers, including Mr. Goswami and Ms. Witt, both of whom are members of our Board of Directors, disclaims beneficial ownership of these shares except to the extent of his or her respective pecuniary interests. The address for the Reporting Persons is 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

(3)	Includes 35,430 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(4)	Includes 503,363 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(5)	Includes 35,430 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(6)	Includes 25,510 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(7)	Includes 106,264 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(8)	Includes 117,539 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(9)	Includes 192,702 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(10)	Includes 90,967 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

(11)	The shares of common stock shown as beneficially owned by all directors and executive officers as a group include 1,251,292 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of July 15, 2007.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

In 2007, our Board adopted a Related Persons Transactions Policy. The Related Persons Transactions Policy sets forth our policy and procedures for review, approval and monitoring of transactions in which we and “related persons” are participants. Related persons include directors, nominees for director, officers, stockholders owning five percent or greater of our outstanding stock or any immediate family members of the aforementioned. The Related Persons Transactions Policy is administered by a committee designated by the Board, which is currently the Audit Committee.

The Related Persons Transactions Policy covers any related person transaction that meets the minimum threshold for disclosure in our annual meeting proxy statement under the relevant SEC rules, which is currently transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest. Related person transactions must be approved, ratified or rejected, or referred to the Board, by the Audit Committee. The policy provides that as a general rule all related person transactions should be on terms reasonably comparable to those that could be obtained by us in arm’s length dealings with an unrelated third party. However, the policy takes into account that in certain cases it may be impractical or unnecessary to make such a comparison. In such cases, the transaction may be approved in accordance with the provisions of the Delaware General Corporation Law.

The Related Persons Transaction Policy provides that management or the affected director or officer will bring any relevant transaction to the attention of the Audit Committee. Any director who has a direct or indirect material interest in the related person transaction should not participate in the Audit Committee or Board action regarding whether to approve or ratify the transaction. However, we recognize that there may be certain cases in which all directors are deemed to have a direct or indirect material interest in a transaction. In such cases, we may enter into such transaction if it is approved in accordance with the provisions of the Delaware General Corporation Law. The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable. All related person transactions will be disclosed to the full Board, in our proxy statement and other appropriate filings as required by the rules and regulations of the SEC and NASDAQ.

Our Board has determined that any related person transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer or an employee having direct supervisory authority over the transaction constituting the related party transaction) or beneficial owner of less than 10% of that company’s equity interests, if the aggregate amount involved does not exceed the greater of $500,000 or 2% of that company’s total annual revenues, shall be deemed to be pre-approved. A summary of any transaction entered into by us pursuant to the pre-approval policy described in this paragraph shall be submitted to the Audit Committee.

In addition, the Related Persons Transaction Policy provides that transactions under our distribution agreement with Sunbelt Distribution, described further below, need not be reviewed in advance but will be reviewed by the Audit Committee on a quarterly basis, and management will provide such information regarding these transactions as the Audit Committee may request.

Since January 1, 2004, we have entered into the following transactions with related persons:

Sale of Convertible Preferred Stock.  In June 2004, we issued 8% subordinated convertible promissory notes in an aggregate amount of $2,000,000 to ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., which we refer to collectively as the ABS Entities. Two general partners of the ABS Entities, Ashoke Goswami and Laura Witt, are members of our board of directors. In October 2004, we sold 7,717,398 shares of Series C convertible preferred stock to the ABS Entities at a purchase price of $0.98 per share, or $7.6 million in the aggregate. The ABS Entities paid a portion of the purchase price for the Series C convertible preferred stock through the conversion of the June 2004 promissory notes. The ABS Entities had previously acquired shares of our Series B convertible preferred stock.

Amended and Restated Registration Rights Agreement.  In October 2004, in connection with the sale of our Series C convertible preferred stock we entered into an amended and restated registration rights agreement, which granted registration rights to the ABS Entities and holders of our Series B convertible preferred stock, including Donald E. Beeler, Jr., our former chief executive officer, LSC Fund II LP and the Seligman Group, which includes Seligman Communications & Information Fund Inc., Seligman Investment Opportunities (Master) Fund NTV II Portfolio, Seligman Investment Opportunities (Master) Fund NTV Portfolio and Seligman New Technologies Fund Inc. At the time, LSC Fund II LP and the Seligman Group each beneficially owned stock having greater than 5% of our outstanding voting power. In connection with our initial public offering in December 2006, the holdings of LSC Fund II LP and the Seligman Group dropped below 5%. Currently, only the ABS entities have registration rights pursuant to the registration rights agreement. The ABS Entities have the right to require us to register for public resale under the Securities Act the shares of our common stock that they hold. This “demand” registration right began to be exercisable six months after our initial public offering. If this demand registration is exercised for an underwritten offering and if the managing underwriters advise in writing that the number of shares of common stock to be included in the registration exceeds the number that can be sold in such offering, the number of shares that may be included in the offering will be limited. The number of the demand registrations is limited to three if the registrations cover the full amount of the shares requested to be registered. The ABS Entities are participating in this offering pursuant to the terms of the registration rights agreement.

If we propose to file a registration statement for the sale of our common stock by us or by our other security holders, other than a registration statement in connection with a demand registration or in connection with employee benefit or acquisition related matters, then the ABS Entities are entitled to require us to include their shares of common stock in that registration statement. Pursuant to a formula set forth in the registration rights agreement, we can limit the number of shares that the ABS Entities are entitled to include in this type of “piggyback” registration or in a demand registration if the offering is an underwritten offering and the managing underwriters advise in writing that the number of shares of common stock to be included in the registration exceeds the number that can be sold in such offering.

In addition, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, the ABS Entities may require us to register the sale of the shares provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million.

We are required to bear all registration fees and expenses related to the registrations under the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by the ABS Entities, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable the stockholders entitled to registration rights to consummate the disposition of shares in certain jurisdictions. In addition, we will indemnify the selling stockholders in such transactions.

Amended and Restated Stockholders’ Agreement.  In October 2004, in connection with the sale of our Series C convertible preferred stock, we entered into an amended and restated stockholders’ agreement with the holders of our Series C and Series B convertible preferred stock, including the ABS Entities, Donald L. Beeler, Jr., the Seligman Group and LSC Fund II LP. The agreement sets forth agreements to appoint directors to our board, including the right of the ABS Entities to appoint two members to our board, transfer restrictions regarding our common stock, rights of first refusal regarding sales of our common stock, and preemptive rights, among other requirements. The agreement terminated by its terms upon the completion of our initial public offering.

Initial Public Offering.  In December 2006, we completed our initial public offering. Our shares of Series B convertible preferred stock and our Series C convertible preferred stock converted into shares of our common stock in that offering. The ABS Entities received an aggregate of 8,752,563 shares of our common stock as a result of these conversions. As part of the conversions, the holders of our Series B convertible preferred stock were also entitled to receive a special dividend, which totaled $10.2 million in the aggregate. The ABS Entities’ pro rata share of this special dividend was $7.3 million in the aggregate.

The ABS Entities also participated in the initial public offering as selling stockholders pursuant to the terms of the registration rights agreement described above. The ABS Entities sold an aggregate of 1,525,542 shares in December 2006 for gross proceeds of $15,606,295 and an aggregate of 954,752 in

January 2007 upon the exercise of the underwriters’ overallotment option for additional gross proceeds of $9,767,113. Mr. Goswami and Ms. Witt are both managing members of the general partner of each of the ABS Entities, and Mr. Goodermote, our Chief Executive Officer and Chairman of our Board of Directors, is a non-voting member of the general partner. Mr. Goswami, Ms. Witt and Mr. Goodermote each disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests. In connection with the sale of the shares by the ABS Entities, we paid $20,000 in legal expenses incurred by the ABS Entities pursuant to the terms of a registration rights agreement among us and the ABS Entities.

Double-Take EMEA Acquisition and Agreements with Jo Murciano.  In May 2006, we entered into a share purchase agreement for the acquisition of all of the outstanding shares of Sunbelt System Software S.A.S., from its stockholders, Jo Murciano, who is one of our executive officers, and Sunbelt International S.A.R.L., of which Mr. Murciano is the Managing Director. Sunbelt Systems Software is now known as Double-Take Software S.A.S., or Double-Take EMEA, which was our primary distributor in Europe, the Middle East and Africa. As a result of his former shareholdings in Double-Take EMEA and his interest in Sunbelt International, Mr. Murciano is entitled to receive 62.5% of the amounts we paid and will pay in connection with the acquisition of Double-Take EMEA. In addition, in connection with the acquisition, Mr. Murciano became our Vice President of EMEA and remains President of Double-Take EMEA.

Pursuant to the share purchase agreement, we paid $1.1 million to the former stockholders of Double-Take EMEA as the initial payment for the acquisition. The remaining portion of the total purchase price, which we estimate will range between $10.0 million and $12.0 million, will be payable in monthly payments based upon a percentage of the intercompany amounts paid by Double-Take EMEA to us each month in respect of purchases under our intercompany distribution agreement with Double-Take EMEA from the date of the share purchase agreement through December 31, 2007, which we refer to as the earn-out period. The base percentage for the calculation of the earn-out payments is 50% of the intercompany amounts for the month, although this percentage is decreased to 15% once the aggregate payments total $10 million. In 2006, we paid an aggregate of $3.5 million to the former stockholders.

An escrow account was established to hold 20% of our initial $1.1 million payment and 20% of each of our earn-out payments through December 31, 2007 to satisfy claims against the selling stockholders that we may have from time to time as a result of breaches of representations, warranties or covenants through December 31, 2007. The share purchase agreement provides that Double-Take EMEA may obtain short-term loans out of the escrow fund for the amount of any shortfall in Double-Take EMEA’s monthly sales, up to an aggregate amount of $532,000, and subject to certain other conditions specified in the agreement. In the event that there is a change of control of our company prior to the end of the earn-out period, we are obligated to make a mandatory payment to the former stockholders of Double-Take EMEA, including Mr. Murciano, equal to the lesser of $2.5 million or the difference between the aggregate earn-out payments made prior to the change of control and the target amount, which is $10.0 million.

The share purchase agreement provides that during the earn-out period we will continue to operate Double-Take EMEA in accordance with its past practices and the intercompany distribution agreement. Double-Take EMEA will also serve as our exclusive distributor in Europe and the United Kingdom, subject to exceptions for worldwide licenses that we may grant and certain agreements with our OEMs. In addition, during the earn-out period we have agreed that Mr. Murciano will remain as President of Double-Take EMEA and that he will continue to receive the same compensation that he received prior to the acquisition. Should we terminate Mr. Murciano’s employment without cause during the term of the earn-out period, the former stockholders of Double-Take EMEA will continue to receive the earn-out payments, or they can elect to receive a lump-sum payment equal to the average monthly earn-out payment prior to the termination multiplied by the number of months remaining in the earn-out period.

Under our intercompany distribution agreement with Double-Take EMEA, which expires on December 31, 2007, Double-Take EMEA receives a 48% discount on all orders for software licenses and internal training services and a 23% discount on all orders for training services that we provide to its customers. In addition, Double-Take EMEA may receive credits of up to 3% of its quarterly sales to be used to fund mutually agreed upon marketing programs. Double-Take EMEA may purchase maintenance contracts for purchased software licenses at 40% off our then-current list price. The intercompany distribution agreement provides for minimum sales goals of orders of new licenses for each quarter in the year ending December 31, 2007 that in the aggregate total $13,390,000. If Double-Take EMEA achieves at least 87.5% of a quarterly goal, it will be eligible to receive a rebate on purchases of new software licenses equal to 5% of the list price for those software licenses purchased in that quarter. This rebate will be increased to 7.5% if Double-Take EMEA achieves at least 93.49% of its quarterly goal, and 10% if it achieves 100% or more of its quarterly goal. In addition, should we enter into any worldwide agreements for which we require Double-Take EMEA to provide technical support, we have agreed to pay Double-Take EMEA 5% of our then-current list price for each license for which it provides technical support during the first year of the license.

Mr. Murciano is also a director and chief executive officer of Sunbelt Software Distribution, Inc., or Sunbelt Distribution, which is a reseller of our software and services. Mr. Murciano is the beneficial owner of approximately 31% of Sunbelt Distribution, which is also partly owned by Sunbelt International S.A.R.L. In 2006 and 2005, our sales to Sunbelt Distribution totaled $7.5 million and $6.4 million, respectively. Sunbelt Distribution continues to serve as a reseller of our software and services. From the date of acquisition of Double-Take EMEA through December 31, 2006, our sales to Sunbelt Distribution were approximately $4.5 million.

Under our distribution agreement with Sunbelt Distribution, which expires on December 31, 2007, Sunbelt Distribution receives a 35% discount on all orders for software licenses and internal training services, and a 10% discount on all orders for training services that we provide to its customers. In addition, Sunbelt Distribution may receive credits of up to 2% of its total quarterly sales to be used to fund mutually agreed upon marketing programs. Sunbelt Distribution may purchase maintenance contracts for purchased software licenses at 35% off our then-current list price. The distribution agreement provides for minimum sales goals of orders of new licenses for each quarter in the year ending December 31, 2006 that in the aggregate total $7,000,000. If Sunbelt Distribution achieves at least 60% of a quarterly goal, it is eligible to receive a rebate equal to 10% of the aggregate value of licenses sold in that quarter multiplied by the percentage of the quarterly goal achieved. Sunbelt Distribution attained 100% of the goals and received 10% of the aggregate value of licenses sold.

Agreements with Former Chief Executive Officer.  In November 2006 we entered into a settlement agreement and mutual release with Donald E. Beeler, Jr., our former chief executive officer and director who resigned in March 2005, relating to the reimbursement of expenses incurred by Mr. Beeler while he was our employee. As part of the settlement agreement, Mr. Beeler agreed to reimburse us $300,000, which amount was offset by a credit in an equal amount that was made available to him at the time of his resignation in March 2005. The settlement agreement contained customary releases and terminated prior agreements including a memorandum agreement and an independent contractor agreement we had entered into with Mr. Beeler at the time of his resignation. The settlement agreement also provided that all outstanding stock options held by Mr. Beeler would vest in full and he would have the right to exercise those options until their expiration dates, as modified by the settlement agreement.

In connection with his resignation, Mr. Beeler had also entered into a non-disclosure confidentiality agreement, which remains in effect. The non-disclosure confidentiality agreement contains provisions for the protection of our confidential information and also contains Mr. Beeler’s agreement that he will not compete with us or solicit our employees to leave for a period of one year after the termination of the independent contractor agreement.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 130,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.01 par value per share. The following description summarizes important terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part or documents incorporated by reference herein, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

Holders of common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Any dividends declared on the common stock will not be cumulative.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us.

Except as otherwise required by law, holders of the common stock, as such, are not entitled to vote on any amendment to our certificate of incorporation, including the certificate of designation of any series of preferred stock, that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the certificate of incorporation, including the certificate of designation of any series of preferred stock, or under the Delaware General Corporation Law.

The shares of our common stock are traded on The NASDAQ Global Market under the symbol “DBTK.”

Continental Stock Transfer & Trust serves as the transfer agent and registrar for the common stock.

Preferred Stock

Under our certificate of incorporation, the board of directors has the authority, without further action by our stockholders, except as described below, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could make it more difficult to complete an acquisition of Double-Take Software by means of a tender offer, a proxy contest or otherwise.

No Stockholder Action by Written Consent.  The certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure.  Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 60 days before the meeting, except that if we provide stockholders with less than 75 days’ notice or prior public disclosure of the date of the meeting, we must receive the notice not later than the close of business on the tenth day following the day on which we provide the notice or public disclosure. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•	a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•	if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

•	such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors; and

•	if applicable, the consent of each nominee to serve as a director if elected.

We may require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as one of our directors.

Section 203 of the Delaware General Corporation Law.  We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. Because ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., which we refer to collectively as the ABS Entities, acquired their shares prior to our initial public offering, Section 203 is currently inapplicable to any business combination or transaction with the ABS Entities or their affiliates.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we approve even if a change in control of us would be beneficial to the interests of our stockholders.

Majority Voting Provisions for Director Elections

Under our bylaws, election of directors will be by a majority of votes cast, or a plurality in the case where there are more director candidates for election than seats to be filled. A director who fails to achieve a majority of votes cast in an uncontested election will be required to offer irrevocably to resign from the board of directors, and the remaining directors will determine whether to accept the resignation. Vacancies created by resignations or otherwise may be filled by vote of the remaining directors.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such a limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

In accordance with Delaware law, our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements will help us to attract and retain qualified persons as directors and executive officers.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of some U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which is generally property held for investment. This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

THE FOREGOING SUMMARY DOES NOT CONSTITUTE TAX ADVICE, AND, UNDER APPLICABLE U.S. TREASURY REGULATIONS, WE ARE REQUIRED TO INFORM YOU THAT THE INFORMATION CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED TO AVOID PENALTIES IMPOSED UNDER THE INTERNAL REVENUE CODE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (1) the period during which the non-U.S. holder held our common stock or (2) the 5-year period ending on the date such holder disposes of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest, in general, with respect to any non-U.S. holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in the individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person, or if other requirements are met. Dividends paid to a non-U.S. holder who fails to certify status as a non-U.S. person in accordance with the applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, which is currently 28%. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above under “Dividends,” generally will be exempt from backup withholding.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has specified types of connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. Thomas Weisel Partners LLC and Cowen and Company, LLC are the representatives of the underwriters.

Number of
Name	Shares

Thomas Weisel Partners LLC
Cowen and Company, LLC
CIBC World Markets Corp.
Needham & Company, LLC
Canaccord Adams Inc.
JMP Securities LLC

Total	2,790,000

Thomas Weisel Partners LLC and Cowen and Company, LLC are acting as joint bookrunning managers for the underwriting syndicate. As joint bookrunning managers, both Thomas Weisel Partners LLC and Cowen and Company, LLC are responsible for recording a list of potential investors that have expressed an interest in purchasing shares of our common stock.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriting agreement provides that decisions of the underwriters regarding various matters will be made jointly by Thomas Weisel Partners LLC and Cowen and Company, LLC as joint bookrunning managers. The most significant of these matters include procedures regarding the closing of the offering, whether or not to exercise the overallotment option, whether to grant a waiver to us or certain of our shareholders from lock-up agreements, and whether or not to terminate the underwriters’ obligation to purchase the shares from us and the selling stockholders.

We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares.  We and one of the selling stockholders have granted an option to the underwriters to purchase up to 418,500 additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us and the selling stockholder in approximately the same proportion as shown in the table above.

Discounts and Commissions.  The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
		Without	With
	Per Share	Overallotment	Overallotment

Public offering price	$	$	$
Underwriting discounts and commissions payable by us

Proceeds, before expenses, to us

Proceeds, before expenses, to selling stockholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000 and are payable by us.

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $ per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.  The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information.  Our common stock trades on The Nasdaq Global Market under the symbol “DBTK.”

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Lockup Agreements.  Pursuant to certain “lockup” agreements, we and our executive officers, directors and certain of our other stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Thomas Weisel Partners LLC and Cowen and Company, LLC, for a period of 90 days after the date of the pricing of the offering. The 90-day restricted period will be automatically extended if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Thomas Weisel Partners LLC and Cowen and Company, LLC may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements.

There are no agreements between Thomas Weisel Partners LLC, Cowen and Company, LLC and any of our shareholders, optionholders or affiliates releasing them from these lockup agreements prior to the expiration of the 90-day lockup period. In considering any request to release shares subject to a lockup agreement, Thomas Weisel Partners LLC and Cowen and Company, LLC will consider the facts and circumstances relating to a request at the time of the request, which may include, among other factors, the shareholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at that time.

This lockup provision generally applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit parties to the “lockup” agreements, among other things and subject to restrictions, to: (a) participate in transfers or exchanges involving common stock or securities convertible into common stock, (b) make certain gifts and (c) effect sales of up to 119,000 shares, in the aggregate, pursuant to pre-existing 10b5-1 plans. In addition, the lockup provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Electronic Offer, Sale and Distribution of Shares.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.  Certain of the underwriters and their affiliates may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates in the ordinary course of business for which they may in the future receive customary fees.

LEGAL MATTERS

The legal validity of the shares of common stock offered by this prospectus will be passed upon for Double-Take Software and the selling stockholders by Hogan & Hartson L.L.P., Baltimore, Maryland. Hogan & Hartson L.L.P. has in the past provided, and may continue to provide, legal services to ABS Capital Partners and its affiliates. Hogan & Hartson L.L.P. owns a limited partnership interest of less than 1% in ABS Capital Partners IV, L.P., which is a principal stockholder of Double-Take Software. Selected legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York.

EXPERTS

The financial statements of Double-Take Software, Inc. at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, and the consolidated financial statement schedules incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2006, have been so included in reliance on the report of Eisner LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We have also filed a registration statement on Form S-1 under the Securities Act with respect to the offering of common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You may read and copy the registration statement, such reports and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an internet Web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus.

We incorporate by reference into this prospectus the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 30, 2007, which incorporates by reference certain sections from our proxy statement filed with the SEC on April 9, 2007, which we also incorporate by reference into this prospectus;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 15, 2007; and

•	our Current Report on Form 8-K, filed with the SEC on July 19, 2007, as amended by our Current Report on Form 8-K/A, filed with the SEC on July 23, 2007.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

Double-Take Software, Inc.
257 Turnpike Road
Suite 210
Southborough, MA 01772
Attention: Corporate Secretary
(877) 335-5674

These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at www.doubletake.com, or as described under “Where You Can Find Additional Information” above. The information and other content contained on or linked from our internet website are not part of this prospectus.

2,790,000 Shares

Common Stock

PROSPECTUS

Thomas Weisel Partners LLC
Cowen and Company

Joint Bookrunning Managers

CIBC World Markets
Needham & Company, LLC
Canaccord Adams
JMP Securities

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by Double-Take Software, Inc. (the “Registrant”) in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee.

Amount

SEC registration fee	$2,464
NASD filing fee	8,526
Blue sky qualification fees and expenses	15,000
Accounting fees and expenses	150,000
Legal fees and expenses	150,000
Printing and engraving expenses	100,000
Transfer agent and registrar fees	2,500
Miscellaneous expenses	71,510

Total	$500,000

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law.  Section 145(a) of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation.  The Registrant’s certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws.  The Registrant’s bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance.  The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Indemnification Agreements.  The Registrant has entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Registrant’s certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of the Registrant’s directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by the Registrant or in the Registrant’s right, arising out of such person’s services as a director or executive officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provided services at our request.

Underwriting Agreement.  The Registrant’s underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of the Registrant and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

The information presented below describes sales and issuances of securities by the Registrant since January 1, 2003. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses. Unless otherwise indicated below, the consideration for all such sales and issuances, other than issuances of stock options, was cash.

(1) In June 2004, the Registrant issued 8% Subordinated Convertible Promissory Notes to accredited investors in an aggregate amount of $2,000,000 (the “Promissory Notes”).

(2) In October 2004, the Registrant issued 5,102,041 shares of the Registrant’s Series C Convertible Preferred Stock, at a purchase price of $0.98 per share, or $5,000,000 in the aggregate, to four accredited investors. In connection with that issuance, the Registrant also issued to the same four accredited investors an aggregate of 2,615,357 share of the Registrant’s Series C Convertible Preferred Stock upon the conversion of the principal amount and all accrued interest under the Promissory Notes.

(3) In August 2005, the Registrant issued 54,696 shares of the Registrant’s Series C Convertible Preferred Stock to six of the Registrant’s executive officers pursuant to the Registrant’s annual bonus plan for executive officers.

(4) In February 2006, the Registrant issued 67,998 shares of the Registrant’s Series C Convertible Preferred Stock to five of the Registrant’s executive officers pursuant to the Registrant’s annual bonus plan for executive officers.

(5) In 2004, the Registrant issued 449 shares (after giving effect to the 1-for-4.9 reverse split that was implemented by the Registrant immediately before completion of its initial public offering) of the Registrant’s common stock upon the exercise of employee benefit options to one of the Registrant’s employees at an exercise price of $4.56 per share (after giving effect to the 1-for-4.9 reverse split that was implemented by the Registrant immediately before completion of its initial public offering), for aggregate consideration of $2,048. In 2005, the Registrant issued an aggregate of 303 shares (after giving effect to the 1-for-4.9 reverse split) of the Registrant’s common stock upon the exercise of employee benefit options to two of the Registrant’s employees at an exercise price of $4.56 per share, (after giving effect to the 1-for-4.9 reverse split) for aggregate consideration of $1,384. In 2006, the Registrant issued an aggregate of 1,686 shares (after giving effect to the 1-for-4.9 reverse split) of the Registrant’s common stock upon the exercise of employee benefit options to six of the Registrant’s employees at a weighted average exercise price of $4.56 per share, (after giving effect to the 1-for-4.9 reverse split) for aggregate consideration of $8,276.

(6) Since January 1, 2003, the Registrant has issued to directors, officers and employees options to purchase approximately 663,792 shares (after giving effect to the 1-for-4.9 reverse split) of the Registrant’s common stock under the Registrant’s 2003 Employees Stock Option Plan, the Registrant’s Non-Executive Director Stock Option Plan and the Registrant’s 2006 Omnibus Incentive Plan at exercise prices from $4.56 to $34.59 per share (after giving effect to the 1-for-4.9 reverse split).

(7) On December 15, 2006, the Registrant issued 67,996 shares of our common stock upon the conversion of outstanding warrants to purchase common stock (“December Warrants”), which the Registrant originally issued on June 24, 2004. The December Warrants were exercisable for up to 81,632 shares of common stock at an exercise price of $1.8375 per share of common stock, but were converted into 67,996 shares of common stock pursuant to a “cashless” exercise provision. The Registrant received no proceeds in connection with the conversion of the December Warrants.

(8) On January 18, 2007, the Registrant issued 26,272 shares of our common stock upon the conversion of outstanding warrants to purchase common stock (“January Warrants”), which the Registrant originally issued on April 1, 2002. The January Warrants were exercisable for up to 30,612 shares of common stock at an exercise price of $1.8375 per share of common stock, but were converted into 26,272 shares of common stock pursuant to a “cashless” exercise provision. The Registrant received no proceeds in connection with the conversion of the January Warrants.

(9) On February 6, 2007, the Registrant issued 4,394 shares of our common stock upon the conversion of outstanding warrants to purchase common stock (“February Warrants”), which the Registrant originally issued on April 1, 2002. The February Warrants were exercisable for up to 5,102 shares of common stock at an exercise price of $1.8375 per share of common stock, but were converted into 4,394 shares of common stock pursuant to a “cashless” exercise provision. The Registrant received no proceeds in connection with the conversion of the February Warrants.

(10) On June 1, 2007, the Registrant issued 37,252 shares of our common stock upon the conversion of outstanding warrants to purchase common stock (“May Warrants”), which the Registrant originally issued on October 16, 2003. The May Warrants were exercisable for up to 45,917 shares of common stock at an exercise price of $2.94 per share of common stock, but were converted into 37,252 shares of common stock pursuant to a “cashless” exercise provision. We received no proceeds in connection with the conversion of the May Warrants.

*  *  *  *

The issuances of securities in the transactions described in paragraphs 1 and 2 above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 506 of Regulation D thereunder in that such sales were to purchasers who represented that they were accredited investors as defined under the Securities Act. The issuances of securities in the transactions described in paragraphs 3, 4, 5 and 6 above were effected without registration under the Securities Act in reliance on Section 4(2) thereof or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The issuances of securities in the transactions described in paragraphs 7, 8, 9 and 10 above were effected without registration under the Securities Act in reliance on Section 3(a)(9) thereof because no commission or other remuneration was paid for soliciting the conversion of these warrants. None of the foregoing transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. No underwriters were involved in the foregoing sales of securities. Appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules

(a)  Exhibits

The following exhibits are filed herewith or incorporated by reference as indicated below:

1	.01**	Form of Underwriting Agreement.
2.01		Share Purchase Agreement dated as of May 23, 2006, by and among Double-Take Software, Inc. (the “Company”), Sunbelt International S.A.R.L. and Mr. Joe Murciano.
3.01		Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.01 of the Company’s Current Report on Form 8-K filed on December 20, 2006).
3.02		Second Amended and Restated Bylaws of the Company.
4.01		Form of certificate representing the Common Stock, par value $.001 per share, of the Company.
5	.01**	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock.
10.01		1996 Employees Stock Option Plan.
10.02		Form of Incentive Stock Award pursuant to the 1996 Employees Stock Option Plan.
10.03		Non-Executive Director Stock Option Plan.
10.04		Form of Non-Qualified Incentive Stock Option Award pursuant to the Non-Executive Director Stock Option Plan.
10.05		2003 Employees Stock Option Plan.
10.06		Form of Incentive Stock Award pursuant to the 2003 Employees Stock Option Plan.
10.07		Double-Take Software 2006 Omnibus Incentive Plan.
10	.08A	Form of Incentive Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10	.08B	Form of Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10	.08C	Form of Director Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10.09		Form of Double-Take Software, Inc. Indemnification Agreement.
10.10		NSI Executive Compensation Plan 2006.
10.11		Amended and Restated Registration Rights Agreement dated as of October 6, 2004, among the Company and the Holders Named Therein (the “Registration Rights Agreement”).
10.13		Lease Agreement, dated June 12, 2000, between E-L Allison Pointe II, LLP and the Company.
10.14		First Amendment to the Lease Agreement, dated June 15, 2000, by and between E-L Allison Pointe II, LLP and the Company.
10.15		Loan and Security Agreement dated as of October 16, 2003, among the Company and Silicon Valley Bank.
10.16		Loan Modification Agreement, dated as of April 26, 2004, by and between Silicon Valley Bank and the Company.
10.17		Third Loan Modification Agreement by and between Silicon Valley Bank and the Company.
10.18		Fifth Loan Modification Agreement by and between Silicon Valley Bank and the Company.
10.19		Seventh Loan Modification Agreement by and between Silicon Valley Bank and the Company.
10.20		Eighth Loan Modification Agreement between Silicon Valley Bank and the Company.
10.21		Ninth Loan Modification Agreement between Silicon Valley Bank and the Company.

10	.21A	Tenth Loan Modification Agreement by and between Silicon Valley Bank and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No.: 001-33184)).
10.22		Employment Letter, dated August 7, 2006, between Double-Take Software, Inc. and Dean Goodermote.
10.23		Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and S. Craig Huke.
10.24		Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and Daniel M. Jones.
10	.25+	Products License and Distribution Agreement, dated as of November 16, 2001, by and between the Company and Dell Products L.P. by and on behalf of itself and Dell Computer Corporation.
10.26		Amendment 3 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
10	.27+	Amendment 4 to Products License and Distribution Agreement, effective as of July 25, 2003, between the Company and Dell Computer Corporation.
10	.28+	Amendment 5 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
10.29		Amendment 6 to Products License and Distribution Agreement, effective as of February 26, 2004, between the Company and Dell Computer Corporation.
10.30		Amendment 7 to Products License and Distribution Agreement, effective as of February 18, 2005, between the Company and Dell Computer Corporation.
10	.31+	Amendment to Products License and Distribution Agreement, effective as of January 31, 2006, between the Company and Dell Computer Corporation.
10	.31A	Amendment to Products License and Distribution Agreement, effective as of June 13, 2007, between the Company and Dell Computer Corporation (incorporated by reference to Exhibit 10.31A of the Company’s Current Report on Form 8-K/A, filed on July 23, 2007).
10.32		Restated Xcelerate! Distributor Agreement, dated as of August 28, 2006, between Double-Take Software, Inc. and Sunbelt International.
10.33		Xcelerate! Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
10.34		Addendum 1 to Xcelerate Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
10.35		Addendum 3 to Xcelerate Partner Agreement, dated November 27, 2001, between the Company and Sunbelt Software Distribution Inc.
10.36		Addendum 4 to Xcelerate Partner Agreement, dated May 31, 2002, between the Company and Sunbelt Software Distribution Inc.
10.37		Addendum 4 to Xcelerate Partner Agreement, dated August 27, 2002, between the Company and Sunbelt Software Distribution Inc.
10.38		Amendment 5 to Xcelerate Partner Agreement, dated February 13, 2004, between the Company and Sunbelt Software Distribution Inc.
10.39		Amendment 6 to Xcelerate Partner Agreement, dated February 14, 2004, between the Company and Sunbelt Software Distribution Inc.
10.40		Amendment 7 to Xcelerate Partner Agreement, dated March 22, 2005, between the Company and Sunbelt Software Distribution Inc.
10.41		Amendment 8 to Xcelerate Partner Agreement, dated April 1, 2005, between the Company and Sunbelt Software Distribution Inc.

10.42		Amendment 9 to Xcelerate Partner Agreement, dated February 15, 2006, between the Company and Sunbelt Software Distribution Inc.
10	.46†	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and Robert L. Beeler.
10	.47†	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and David J. Demlow.
10	.48†	Form of Non-Disclosure Confidentiality Agreement.
21.01		Subsidiaries of the Company (incorporated by reference to Exhibit 21.01 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No.: 001-33184)).
23	.01**	Consent of Eisner LLP.
23	.03**	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01).
24	.01*	Power of Attorney (included on signature page).

Unless otherwise noted, all exhibits are incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-136499).

*	Previously filed.

**	Filed herewith.

+	Confidential treatment has been granted for certain portions of these agreements, and the confidential portions were filed separately with the Securities and Exchange Commission.

†	Represents a management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules

Not applicable.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southborough, Commonwealth of Massachusetts, on August 3, 2007.

DOUBLE-TAKE SOFTWARE, INC.

By:	/s/ Dean Goodermote
Dean Goodermote
President, Chief Executive Officer and
Chairman of the Board of Directors
(Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 has been signed as of August 3, 2007 by the following persons in the capacities indicated.

Name	Title

/s/ Dean Goodermote Dean Goodermote	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)

/s/ S. Craig Huke S. Craig Huke	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Paul Birch	Director

* Ashoke (Bobby) Goswami	Director

* John B. Landry	Director

* Laura L. Witt	Director

* John W. Young	Director

*/s/ Dean Goodermote Dean Goodermote Attorney-in-fact

EXHIBIT INDEX

1	.01**	Form of Underwriting Agreement.
2.01		Share Purchase Agreement dated as of May 23, 2006, by and among Double-Take Software, Inc. (the “Company”), Sunbelt International S.A.R.L. and Mr. Joe Murciano.
3.01		Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.01 of the Company’s Current Report on Form 8-K filed on December 20, 2006).
3.02		Second Amended and Restated Bylaws of the Company.
4.01		Form of certificate representing the Common Stock, par value $.001 per share, of the Company.
5	.01**	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock.
10.01		1996 Employees Stock Option Plan.
10.02		Form of Incentive Stock Award pursuant to the 1996 Employees Stock Option Plan.
10.03		Non-Executive Director Stock Option Plan.
10.04		Form of Non-Qualified Incentive Stock Option Award pursuant to the Non-Executive Director Stock Option Plan.
10.05		2003 Employees Stock Option Plan.
10.06		Form of Incentive Stock Award pursuant to the 2003 Employees Stock Option Plan.
10.07		Double-Take Software 2006 Omnibus Incentive Plan.
10	.08A	Form of Incentive Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10	.08B	Form of Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10	.08C	Form of Director Nonqualified Stock Option Agreement pursuant to the Double-Take Software 2006 Omnibus Incentive Plan.
10.09		Form of Double-Take Software, Inc. Indemnification Agreement.
10.10		NSI Executive Compensation Plan 2006.
10.11		Amended and Restated Registration Rights Agreement dated as of October 6, 2004, among the Company and the Holders Named Therein (the “Registration Rights Agreement”).
10.13		Lease Agreement, dated June 12, 2000, between E-L Allison Pointe II, LLP and the Company.
10.14		First Amendment to the Lease Agreement, dated June 15, 2000, by and between E-L Allison Pointe II, LLP and the Company.
10.15		Loan and Security Agreement dated as of October 16, 2003, among the Company and Silicon Valley Bank.
10.16		Loan Modification Agreement, dated as of April 26, 2004, by and between Silicon Valley Bank and the Company.
10.17		Third Loan Modification Agreement by and between Silicon Valley Bank and the Company.
10.18		Fifth Loan Modification Agreement by and between Silicon Valley Bank and the Company.
10.19		Seventh Loan Modification Agreement by and between Silicon Valley Bank and the Company.
10.20		Eighth Loan Modification Agreement between Silicon Valley Bank and the Company.
10.21		Ninth Loan Modification Agreement between Silicon Valley Bank and the Company.
10	.21A	Tenth Loan Modification Agreement by and between Silicon Valley Bank and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (File No.: 001-33184)).
10.22		Employment Letter, dated August 7, 2006, between Double-Take Software, Inc. and Dean Goodermote.

10.23		Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and S. Craig Huke.
10.24		Employment Letter, dated October 31, 2006, between Double-Take Software, Inc. and Daniel M. Jones.
10	.25+	Products License and Distribution Agreement, dated as of November 16, 2001, by and between the Company and Dell Products L.P. by and on behalf of itself and Dell Computer Corporation.
10.26		Amendment 3 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
10	.27+	Amendment 4 to Products License and Distribution Agreement, effective as of July 25, 2003, between the Company and Dell Computer Corporation.
10	.28+	Amendment 5 to Products License and Distribution Agreement, dated as of December 2, 2003, between the Company and Dell Computer Corporation.
10.29		Amendment 6 to Products License and Distribution Agreement, effective as of February 26, 2004, between the Company and Dell Computer Corporation.
10.30		Amendment 7 to Products License and Distribution Agreement, effective as of February 18, 2005, between the Company and Dell Computer Corporation.
10	.31+	Amendment to Products License and Distribution Agreement, effective as of January 31, 2006, between the Company and Dell Computer Corporation.
10	.31A	Amendment to Products License and Distribution Agreement, effective as of June 13, 2007, between the Company and Dell Computer Corporation (incorporated by reference to Exhibit 10.31A of the Company’s Current Report on Form 8-K/A, filed on July 23, 2007).
10.32		Restated Xcelerate! Distributor Agreement, dated as of August 28, 2006, between Double-Take Software, Inc. and Sunbelt International.
10.33		Xcelerate! Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
10.34		Addendum 1 to Xcelerate Partner Agreement, dated August 2, 2001, between the Company and Sunbelt Software Distribution Inc.
10.35		Addendum 3 to Xcelerate Partner Agreement, dated November 27, 2001, between the Company and Sunbelt Software Distribution Inc.
10.36		Addendum 4 to Xcelerate Partner Agreement, dated May 31, 2002, between the Company and Sunbelt Software Distribution Inc.
10.37		Addendum 4 to Xcelerate Partner Agreement, dated August 27, 2002, between the Company and Sunbelt Software Distribution Inc.
10.38		Amendment 5 to Xcelerate Partner Agreement, dated February 13, 2004, between the Company and Sunbelt Software Distribution Inc.
10.39		Amendment 6 to Xcelerate Partner Agreement, dated February 14, 2004, between the Company and Sunbelt Software Distribution Inc.
10.40		Amendment 7 to Xcelerate Partner Agreement, dated March 22, 2005, between the Company and Sunbelt Software Distribution Inc.
10.41		Amendment 8 to Xcelerate Partner Agreement, dated April 1, 2005, between the Company and Sunbelt Software Distribution Inc.
10.42		Amendment 9 to Xcelerate Partner Agreement, dated February 15, 2006, between the Company and Sunbelt Software Distribution Inc.
10	.46†	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and Robert L. Beeler.
10	.47†	Amended and Restated Employment/Severance Agreement, dated October 31, 2006, between Double-Take Software, Inc. and David J. Demlow.
10	.48†	Form of Non-Disclosure Confidentiality Agreement.

21.01		Subsidiaries of the Company (incorporated by reference to Exhibit 21.01 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No.: 001-33184)).
23	.01**	Consent of Eisner LLP.
23	.03**	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.01).
24	.01*	Power of Attorney (included on signature page).

Unless otherwise noted, all exhibits are incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-136499).

*	Previously filed.

**	Filed herewith.

+	Confidential treatment has been granted for certain portions of these agreements, and the confidential portions were filed separately with the Securities and Exchange Commission.

†	Represents a management contract or compensatory plan or arrangement.